News Release

PartnerRe Ltd. Announces Redemption of 6.50% Series G Cumulative Redeemable Preferred Shares, 7.25% Series H Cumulative Redeemable Preferred Shares and 5.875% Series I Non-Cumulative Redeemable Preferred Shares on May 3, 2021

PEMBROKE, Bermuda, April 1, 2021 – PartnerRe Ltd. (“PartnerRe”) today announced that it will redeem all of its outstanding 6.50% Series G Cumulative Redeemable Preferred Shares (the “Series G Preferred Shares), 7.25% Series H Cumulative Redeemable Preferred Shares (the “Series H Preferred Shares”) and 5.875% Series I Non-Cumulative Redeemable Preferred Shares (the “Series I Preferred Shares”) on May 3, 2021 (the “Redemption Date”). The Series G Preferred Shares, Series H Preferred Shares and Series I Preferred Shares are referred to collectively as the “Preferred Shares”.

The Series G Preferred Shares and Series H Preferred Shares will be redeemed at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon. The Series I Preferred Shares will be redeemed at a redemption price of $25.00 per share, plus an amount equal to the portion of the quarterly dividend attributable to the current dividend period to, but excluding, the Redemption Date.

Payment of the redemption price will be made upon presentation and surrender of the Preferred Shares, as applicable, to Computershare Shareowner Services, Redemption Agent, by mail or by overnight delivery to 150 Royall Street, Canton, MA 02021, Attention: Reorg. Dept.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy, any of the securities described herein or a notice of redemption under the certificate of designations governing each series of Preferred Shares. This press release is qualified in its entirety by reference to the notice of redemption issued by PartnerRe.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or our results of operations. Forward-looking statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ, potentially materially, from those reflected in such forward-looking statements. Forward-looking statements are not guarantees of performance. We caution that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this press release. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes. Additional

News Release
factors that may affect future results and conditions are described in our filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020.

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At December 31, 2020, total assets were $26.9 billion, total capital was $9.3 billion and total shareholders’ equity was $7.3 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz